03014266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
~~8-0825718~~ 8-25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SWARTWOOD HESSE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
P.O. Box 247
(No. and Street)

Westtown, New York 10998
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marshall Swartwood (845) 726-0828
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Liebman Goldberg & Drogin LLP
(Name — *if individual, state last, first, middle name*)

591 Stewart Avenue, Suite 450, Garden City, New York 11530
(Address) (City) (State) Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Marshall Swartwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swartwood Hesse, Inc., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres.
Title

[signature] 2/26/03
Notary Public

GARY E. CALTA
Notary Public, State of New York
No. 01CA4662834
Qualified in Orange County
Commission Expires Aug. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWARTWOOD HESSE, INC.

For the year ended December 31, 2002

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Swartwood Hesse, Inc.

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 10, 2003

SWARTWOOD HESSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

Assets

	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 2,576	$ -	$ 2,576
Securities owned, at market value	18,229	-	18,229
Investments - other	-	3,300	3,300
Receivables	1,545	-	1,545
Total assets	$ 22,350	$ 3,300	$ 25,650

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accounts payable and accrued expenses	$ 4,840	$ -	$ 4,840
Total liabilities	$ 4,840	$ -	4,840
Stockholders' Equity:			
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding			436
Additional paid-in capital			747,710
Accumulated deficit			(727,336)
Total stockholders' equity			20,810
Total liabilities and stockholders equity			$ 25,650

See notes to financial statements

SWARTWOOD HESSE, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

Revenues:		
Commission income	$ 16,078	
Management fee income	10,000	
Trading and investment losses	(17,100)	
Interest income	104	
Income from operations		$ 9,082
Expenses:		
Professional fees	11,600	
Travel and entertainment	2,112	
Telephone	3,433	
Dues and regulatory expenses	2,235	
Office expense and postage	710	
Insurance	369	
Commission expense	4,000	
Depreciation	190	
Total expenses		24,649
Loss before provision for taxes		(15,567)
Provision for income taxes		100
Net loss		$(15,667)

See notes to financial statements

SWARTWOOD HESSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2002

	Shares	$0.01 par value Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2002	43,624	$ 436	$ 747,710	$ (711,669)	$ 36,477
Net loss	-	-	-	(15,667)	(15,667)
Balance December 31, 2002	43,624	$ 436	$ 747,710	$ (727,336)	$ 20,810

See notes to financial statements

SWARTWOOD HESSE, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(15,667)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		190
Changes in assets and liabilities:		
Decrease in other receivables		605
Decrease in accounts payable and accrued expenses		(1,251)
Decrease in securities owned at market value		12,365
Decrease in investments		4,800
Total adjustments		16,709
Net cash provided by operating activities		1,042
Net increase in cash and cash equivalents		1,042
Cash and cash equivalents - beginning of year		1,534
Cash and cash equivalents - end of year	$	2,576
Cash paid during the year for:		
Interest	$	-
Income taxes	$	100

See notes to financial statements

SWARTWOOD HESSE, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 1 - Organization:

Swartwood Hesse, Inc. (Company)was incorporated in the State of New York on February 27, 1997. The Company is engaged in securities trading and investment banking. The Company operates as an introducing broker on a fully disclosed basis and introduces transactions for clearance and execution services to BNY Clearing Services, LLC.

Note 2 - Significant Accounting Policies:

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents.

Note 2 - Significant Accounting Policies (Continued):

Recent Accounting Requirements:

The Company has not completed its evaluation of the adoption of SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material. Adoption of this pronouncement is effective for fiscal years beginning after December 15, 1995.

Note 3 – Equipment:

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 yrs.
Less: Accumulated depreciation	2,374	
	$ -0-	

Depreciation expense for the year ended December 31, 2002 amounted to $190.

Note 4 - Income Taxes:

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Although New York State does recognize the S Corp. status, there is a provision for income taxes of $100 reflected in the financial statements, which represents minimum taxes.

Note 5 - Net Capital Requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2002, the Company's regulatory net capital was $12,304, which was $7,304 in excess of the minimum required.

SWARTWOOD HESSE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2002

Net Capital

Total ownership equity from statement of financial condition	$	20,810
Deduct ownership equity not allowed for net capital		-
Total capital		20,810
Deductions and/or charges total non-allowable assets from statement of financial condition		3,300
Net capital before haircuts on securities positions		17,510
Haircut on securities		(2,734)
Undue concentration		(2,472)
		(5,206)
Net capital	$	12,304
Minimum net capital	$	5,000
Excess net capital	$	7,304
Aggregate indebtedness	$	4,840
Percentage of aggregate indebtedness to net capital ($4,840/12,304)		39.3%

See notes to financial statements

SWARTWOOD HESSE, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2002

The Company has claimed exemption from Rule 15c3-3 based on the fact that the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In the opinion of the management of Swartwood Hesse, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2002.

SWARTWOOD HESSE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2002

Net Capital per unaudited focus report		$ 12,406
Net Capital per audited focus report		$ 12,304
Difference due to year-end adjustments as follows		$ 102
Increase in expense accruals	$ 102	
		$ 102